FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Nomura Asset Acceptance Corporation
Exact Name of Registrant as Specified in Charter

0000888874
Registrant CIK Number

Form 8-K, April 6, 2005, Series 2005-WF1
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-48481
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: April 11, 2005

NOMURA ASSET ACCEPTANCE CORPORATION

By:
Name: N. Dante LaRocca
Title: Authorized Signatory

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials and Collateral Term Sheets	P*
99.2	Computational Materials	P*

* The Computational Materials and Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Nomura Asset Acceptance Corporation
Mortgage Pass-Through Certificates,
Series 2005-WF1

$495 Million (± 10%)
(Approximate)

Computational Materials
April 6, 2005

NOMURA

Recipients must read the information contained in the Information Statement on page 2. Do not use or rely on this information if you have not received or reviewed the Information Statement. If you have not received the Information Statement, call your NSI account representative for another copy. These Computational Materials supersede any previously distributed information relating to the securities discussed in this communication. The Underwriter is acting as underwriter and not as agent for the depositor in connection with the proposed transaction.

Information Statement

The attached tables, together with the summary information presented herein (the "**Computational Materials**") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you by Nomura Securities International, Inc. ("**NSI**") and not by Nomura Asset Acceptance Corporation (together with any of its other affiliates, "**NAAC**"). NAAC has not prepared, reviewed or taken part in the preparation of these materials and makes no representation as to the accuracy or completeness of the information herein. The information herein is preliminary. Although a registration statement (including the prospectus) relating to the Certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the Certificates discussed in this communication has not been filed with the Securities and Exchange Commission.

The information herein is being provided for informational use solely in connection with the consideration of an investment in the securities described herein (the "**Securities**"). Its use for any other purpose is not authorized. It may not be copied or reproduced, in whole or in part, nor may it be provided or distributed nor any of its contents disclosed to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

The information set forth in these Computational Materials, including the collateral tables which follow may be based only on a statistical sample of Mortgage Loans (the "**Statistical Pool**") expected to be included in the trust along with other Mortgage Loans (as defined below) on the Closing Date (as defined below). In addition, certain Mortgage Loans contained in the Statistical Pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date (the "**Final Pool**"). The Statistical Pool may not necessarily represent a statistically relevant sample, notwithstanding any contrary references herein. Furthermore, it is expected that the Statistical Pool will be larger than the Final Pool, and the aggregate principal balances of the Mortgage Loans in the Final Pool will be reduced from the Statistical Pool as described in these Computational Materials. Although NSI believes the information with respect to the Statistical Pool will be representative of the Final Pool (except with respect to aggregate principal balance of the Mortgage Loans, as described above), the collateral characteristics of the Final Pool may nonetheless vary from the collateral characteristics of the Statistical Pool.

This communication shall not constitute an offer to sell or the solicitation of any offer to buy the Securities, nor shall there be any sale of the Securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

An investor or potential investor in the Securities (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

Structural Summary

Class	Approximate Certificate Principal Balance ($) (1)	Anticipated Rating (S&P/Moody's) (2)	Coupon Type	Daycount	WAL (years) (4)	Principal Window (months) (4)	Legal Final Maturity
I-A	183,169,000	AAA/Aaa	Variable (5)	30/360	2.94	06/05 - 01/13	Mar-2035
II-A-1	136,172,000	AAA/Aaa	Floating (6)	Actual/360	1.00	06/05 - 06/07	Mar-2035
II-A-2	68,427,000	AAA/Aaa	Fixed (3)	30/360	3.00	06/07 - 09/09	Mar-2035
II-A-3	21,198,000	AAA/Aaa	Fixed (3)	30/360	5.00	09/09 - 04/11	Mar-2035
II-A-4	26,190,000	AAA/Aaa	Fixed (3)	30/360	7.27	04/11 - 01/13	Mar-2035
II-A-5	30,088,000	AAA/Aaa	Fixed (3)	30/360	6.21	07/08 - 01/13	Mar-2035
M-1	12,406,000	AA/Aa2	Fixed (3)	30/360	5.11	06/08 - 01/13	Mar-2035
M-2	9,925,000	A/A2	Fixed (3)	30/360	5.10	06/08 - 01/13	Mar-2035
M-3	7,195,000	BBB/Baa2	Fixed (3)	30/360	5.10	06/08 - 01/13	Mar-2035
TOTAL	494,770,000						

NOTE: The Class I-A Certificates will not be included in any offering of the Securities executed pursuant to the Final Offering Documents. Any information with regard to said classes is only provided to enhance the understanding of the Offered Certificates.

(1) The principal balance of each class of certificates is subject to a 10% variance.
(2) Anticipated Ratings are from a minimum of two of the three rating agencies. Final class sizes and Rating Agency support levels will be contingent on the Final Pool, excess spread levels and other structural attributes.
(3) Subject to a cap as described herein (See "Net WAC Pass-Through Rate" herein) and a step-up as described herein (see "Coupon Step-up" herein).
(4) Assuming payment based on 100% "PPC" (as defined herein) to Optional Redemption (as defined herein).
(5) The initial pass-through rate on the Class I-A Certificates is expected to be approximately 6.225% per annum. After the first Distribution Date, the per annum pass-through rate on the Class I-A Certificates will equal the weighted average of the net mortgage rates of the Group I mortgage loans.
(6) The pass-through rate for the class II-A-1 Certificates for each Distribution Date is a per annum rate equal to the least of (i) the sum of one-month LIBOR for that Distribution Date plus an applicable margin and (ii) the applicable Net WAC Pass-Through Rate.

- The collateral pool consists of one- to four-family fixed-rate residential mortgage loans secured by first liens (the "**Mortgage Loans**"). The Mortgage Loans are expected to have an aggregate principal balance as of the Cut-Off Date (as defined herein) of approximately $496,260,844 (the "**Cut-off Date Balance**"). The Mortgage Loans have been divided into two groups which are referred to herein as the "Group I Mortgage Loans" and the "Group II Mortgage Loans".
- The "Offered Certificates" consist of the Class II-A-1, Class II-A-2, Class II-A-3, Class II-A-4, Class II-A-5, Class M-1, Class M-2 and Class M-3 Certificates. The "Non-Offered Certificates" consist of the Class I-A, Class X, Class P and Class R Certificates. The Class II-A-1, Class II-A-2, Class II-A-3, Class II-A-4 and Class II-A-5 Certificates are collectively referred to herein as the "Group II Certificates" and the Class M-1, Class M-2 and Class M-3 Certificates are collectively referred to herein as the "Mezzanine Certificates".
- Distributions on the Class I-A Certificates are primarily made from amounts received or advanced on the Group I Mortgage Loans. Distributions on the Group II Certificates are primarily made from amounts received or advanced on the Group II Mortgage Loans. Distributions on the Mezzanine Certificates are made from amounts received or advanced on all of the Mortgage Loans.
- Credit support is provided through subordination, overcollateralization and excess spread.
- The model used in these Computational Materials, referred to as the prospectus prepayment curve ("PPC"), is a prepayment assumption, which represents an assumed rate of prepayment each month throughout the life of a pool of mortgage loans similar to the Mortgage Loans, relative to the then outstanding principal balance of such pool. A 100% PPC assumes that the outstanding principal balance of a pool of mortgage loans prepays at a constant prepayment rate ("CPR") equal to 10% in the first month of the life of such pool, such rate increasing by approximately an additional 1.36% CPR (15%/11) each month thereafter through the twelfth month of the life of such pool, and such rate thereafter remaining constant at 25% CPR for the remainder of the life of such pool.

Transaction Overview

Depositor:	Nomura Asset Acceptance Corporation ("NAAC")
Underwriter:	Nomura Securities International, Inc.
Seller:	Nomura Credit & Capital, Inc. ("NCCI")
Servicer and Securities Administrator:	Wells Fargo Bank, N.A.
Special Servicer:	NAAC and/or its assignee will reserve the right to appoint a special servicer with respect to the Mortgage Loans.
Originators/Sellers:	The Mortgage Loans were acquired from Wells Fargo Bank, N.A.
Trustee:	HSBC Bank USA, National Association
Custodian:	JPMorgan Chase Bank, N.A.
Credit Risk Manager:	The Murrayhill Company
Type of Offering:	The certificates will be offered from time to time in negotiated transactions or otherwise at varying prices to be determined at the time of sale.
Cut-off Date:	May 1, 2005
Statistical Cut-off Date:	April 1, 2005
Closing Date:	May 30, 2005
Investor Settlement Date:	May 31, 2005
Due Period:	With respect to any Distribution Date, the period commencing on the second day of the month immediately preceding the month in which such Distribution Date occurs and ending on the first day of the month in which such Distribution Date occurs.
First Distribution Date:	June 27, 2005
Distribution Date:	The 25th day of each month or, if such 25th day is not a business day, the next business day immediately following such 25th day.
Prepayment Period:	With respect to any Distribution Date, the calendar month immediately preceding the month in which such Distribution Date occurs.
Optional Redemption Date:	If the total outstanding principal balance of all the Mortgage Loans on any Distribution Date is less than or equal to 10% of the Cut-off Date Balance, the holder of the Class X Certificates (as long as it is not an affiliate of the Seller) may purchase the Mortgage Loans remaining in the trust, but is not required to do so.
SMMEA Eligibility:	The Group II Certificates and the Class M-1 Certificates will be "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984.
ERISA:	All of the Offered Certificates are expected to be ERISA eligible.
Taxation – REMIC:	One or more REMIC elections will be made for designated portions of the Trust (exclusive of certain shortfall payments).
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$25,000 and integral multiples of $1 in excess thereof.

Summary of Terms

Net Mortgage Rate	For any Mortgage Loan for any Distribution Date shall be a per annum rate equal to the applicable mortgage rate for such Mortgage Loan as of the first day of the month preceding the month in which such Distribution Date occurs minus the Fee Rates.
Interest Accrual Period	Interest on the Class I-A and Offered Certificates (other than the Class II-A-1 Certificates) will accrue during the calendar month preceding the related Distribution Date. The Interest Accrual Period for the Class II-A-1 Certificates will be (a) as to the Distribution Date in June 2005, the period commencing on the Closing Date and ending on the day preceding the Distribution Date in June 2005, and (b) as to any Distribution Date after the Distribution Date in June 2005, the period commencing on the Distribution Date in the month immediately preceding the month in which that Distribution Date occurs and ending on the day preceding that Distribution Date. Interest will be calculated on a 30/360 basis for all classes other than the Class II-A-1 Certificates, which shall accrue interest on an actual/360 basis.
Interest Distribution Amount	For the certificates of any class on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the certificate principal balance of that class immediately prior to such Distribution Date at the applicable pass-through rate for such class, and reduced (to an amount not less than zero), in the case of each such class, by the allocable share, if any, for such class of Prepayment Interest Shortfalls to the extent not covered by Compensating Interest paid by the Servicer and shortfalls resulting from the application of the Servicemembers Civil Relief Act of 2003.
Interest Carry Forward Amount	For the certificates of any class on any Distribution Date is equal to the amount, if any, by which the Interest Distribution Amount for that class of certificates for the immediately preceding Distribution Date exceeded the actual amount distributed on such class of certificates in respect of interest on the immediately preceding Distribution Date, together with any Interest Carry Forward Amount with respect to such class of certificates remaining unpaid from the previous Distribution Date.
Senior Interest Distribution Amount	For the Class I-A and Group II Certificates on any Distribution Date, an amount equal to the sum of the Interest Distribution Amount for such Distribution Date for each such class and the Interest Carry Forward Amount, if any, for such Distribution Date for each such class.
Fee Rates	Means the fee rates payable to the Servicer and, where applicable, the premium payable in connection with any lender paid primary mortgage insurance which aggregate to a per annum rate of approximately [0.265]%, payable monthly.
Compensating Interest	With respect to each Distribution Date, the Servicer is required to make payments in respect of Prepayment Interest Shortfalls on the Mortgage Loans, but only to the extent of one half of the aggregate Servicing Fee payable to the Servicer for such Distribution Date.
Prepayment Interest Shortfalls	Interest shortfalls attributable to voluntary principal prepayments on the Mortgage Loans.
Principal Remittance Amount	With respect to each loan group and for any Distribution Date, an amount generally equal to the aggregate amount of the principal portion of all scheduled and unscheduled payments on the Mortgage Loans due during the related Due Period (whether or not received prior to the Determination Date), insurance proceeds, liquidation proceeds, and any principal amounts related to the

repurchase of Mortgage Loans, that are received, in each case net of amounts reimbursable to the Trustee and the Servicer.

Realized Losses

Any loss on a Mortgage Loan attributable to the mortgagor's failure to make any payment of principal or interest as required under the related mortgage note.

Monthly Servicer Advances

The Servicer will be obligated to make advances of delinquent monthly principal and interest payments with respect to the Mortgage Loans, but only to the extent such amounts are deemed by the Servicer to be recoverable from such Mortgage Loans.

Net Monthly Excess Cashflow

For any Distribution Date is equal to the sum of (i) any Overcollateralization Reduction Amount and (ii) the excess of the Available Distribution Amount over the sum of (x) the Senior Interest Distribution Amount for such Distribution Date payable to the holders of the Class I-A and Group II Certificates, (y) the Interest Distribution Amount for such Distribution Date payable to the holders of the Mezzanine Certificates and (z) the amount of principal required to be distributed to the holders of the Class I-A Certificates and the Offered Certificates on such Distribution Date.

Credit Enhancement

Subordination

The Class I-A and Group II Certificates will have a payment priority over the Mezzanine Certificates. Among the classes of Mezzanine Certificates, each class of Mezzanine Certificates with a lower numerical designation will have a payment priority over each class of Mezzanine Certificates with a higher numerical designation.

Excess Spread and Overcollateralization

The Mortgage Loans are expected to generate more interest than is needed to pay interest on the related certificates because the weighted average net mortgage rate of the Mortgage Loans will be higher than the weighted average pass-through rate on the certificates and, as overcollateralization increases, such higher interest rate is paid on a principal balance of Mortgage Loans that is larger than the aggregate certificate principal balance of the certificates. Interest payments received in respect of the Mortgage Loans in excess of the amount that is needed to pay interest on the related certificates and related trust expenses will be used to reduce the total certificate principal balance of such certificates until a required level of overcollateralization has been achieved. Prior to the Stepdown Date, the required level of overcollateralization will be approximately 0.80% of the Cut-off Date Balance. The Overcollateralization Amount will provide credit support to the Offered Certificates.

Allocation of Losses

Any Realized Losses on the Mortgage Loans will be allocated on any Distribution Date in the following order of priority:

1. To Net Monthly Excess Cashflow;
2. To the Overcollateralization Amount, until reduced to zero;
3. To the Class M-3 Certificates, until reduced to zero;
4. To the Class M-2 Certificates, until reduced to zero and
5. To the Class M-1 Certificates, until reduced to zero.

There will be no allocation of Realized Losses to the Class I-A and Group II Certificates. Investors in the Class I-A and Group II Certificates should note, however, that although Realized Losses cannot be allocated to such certificates, under certain loss scenarios there may not be enough principal and interest on the related Mortgage Loans to distribute to the holders of the Class I-A and Group II Certificates all principal and interest amounts to which they are then entitled.

Once Realized Losses have been allocated to the Mezzanine Certificates, such amounts with respect to such Certificates will no longer accrue interest, such allocated amounts will not be reinstated thereafter and no amounts will be distributed with respect to those written down amounts (even if Net Monthly Excess Cashflow and/or the Overcollateralization Amount are greater than zero on any subsequent Distribution Date).

Required Overcollateralization Amount

Overcollateralization refers to the amount by which the aggregate principal balance of the Mortgage Loans exceeds the aggregate certificate principal balance of the certificates. This excess (the "**Overcollateralization Amount**") is intended to protect the certificateholders against shortfalls in payments on the Offered Certificates. Prior to the Stepdown Date, the Required Overcollateralization Amount for the Offered Certificates will be approximately 0.80% of the Cut-off Date Balance. After the Stepdown Date, the Required Overcollateralization Amount will be the greater of (i) approximately 1.60% of the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses on the Mortgage Loans incurred during the related Prepayment Period) and (ii) 0.35% of the Cut-off Date Balance.

Required Overcollateralization Percentage

For any Distribution Date, a percentage equal to (a) the Required Overcollateralization Amount divided by (b) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period).

Overcollateralization Increase Amount

An Overcollateralization Increase Amount for any Distribution Date is the amount of Net Monthly Excess Cashflow actually applied as an accelerated payment of principal to the extent the Required Overcollateralization Amount exceeds the current Overcollateralization Amount.

Overcollateralization Reduction Amount

An Overcollateralization Reduction Amount for any Distribution Date is the amount by which the current Overcollateralization Amount exceeds the Required Overcollateralization Amount after taking into account all distributions of principal required to be made on such Distribution Date.

Stepdown Date

Is the later to occur of (x) the Distribution Date occurring in June 2008, and (y) the first Distribution Date on which the Credit Enhancement Percentage ("CE%") of the Class I-A and Group II Certificates (calculated for this purpose only after taking into account the receipt of principal on the Mortgage Loans, but prior to any distribution of principal to the holders of the certificates) is greater than or equal to approximately 13.50%.

Class II-A-1 Cap Agreement

The Class II-A-1 Certificates will have the benefit of an interest rate cap agreement (the "Class II-A-1 Cap Agreement") provided by Nomura Global Financial Products Inc. (the "Class II-A-1 Cap Provider"). Pursuant to the Class II-A-1 Cap Agreement and with respect to the Class II-A-1 Certificates, the Class II-A-1 Cap Provider will pay the Trustee an amount equal to the product of: (1) the excess, if any, of one-month LIBOR over a specified strike rate for the related Distribution Date; (2) the related Class II-A-1 scheduled notional amount; and (3) a fraction, the numerator of which is the actual number of days elapsed from the previous Distribution Date to but excluding the current Distribution Date (or, for the first Distribution Date, the actual number of days elapsed from the Closing Date to but excluding the first Distribution Date), and the denominator of which is 360.

Credit Enhancement Percentage

The Credit Enhancement Percentage for the Class I-A Certificates and any class of Offered Certificates and any Distribution Date is the percentage obtained by dividing (x) the sum of (i) the aggregate certificate principal balance of the class or classes of Offered Certificates subordinate thereto and (ii) the Overcollateralization Amount by (y) the aggregate principal balance of the Mortgage Loans, calculated after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and distribution of the Principal Distribution Amount to the holders of the certificates then entitled to distributions of principal on such Distribution Date.

Class	(S&P / Moody's)	Initial CE % (approx.)
I-A & Group II Certs.	AAA / Aaa	6.25%
M-1	AA / Aa2	3.75%
M-2	A / A2	1.75%
M-3	BBB / Baa2	0.30%

Net WAC Pass-Through Rate

With respect to the Group II Certificates and each Distribution Date, a per annum rate (adjusted in the case of the Class II-A-1 Certificates for the actual number of days elapsed in the related Interest Accrual Period) equal to the weighted average of the Net Mortgage Rates of the Group II Mortgage Loans as of the first day of the month preceding the month in which such Distribution Date occurs. With respect to the Mezzanine Certificates and each Distribution Date, the weighted average of the Net Mortgage Rates of (i) the Group I Mortgage Loans and (ii) the Group II Mortgage Loans, in each case as of the first day of the month preceding the month in which such Distribution Date occurs, weighted in proportion to the results of subtracting from the aggregate principal balance of the Group I Mortgage Loans, the certificate principal balance of the Class I-A Certificates and subtracting from the aggregate principal balance of the Group II Mortgage Loans, the aggregate certificate principal balance of the Group II Certificates.

Net WAC Rate Carryover Amount

If on any Distribution Date the pass-through rate for any class of Offered Certificates, is limited to the applicable Net WAC Pass-Through Rate, the "Net WAC Rate Carryover Amount" will be equal to the sum of (i) the excess of (a) the amount of interest such class of Offered Certificates would have been entitled to receive on such Distribution Date if the applicable Net WAC Pass-Through Rate would not have been applicable to such class of certificates over (b) the amount of interest accrued on such class at the applicable Net WAC Pass-Through Rate plus (ii) the related Net WAC Rate Carryover Amount from the prior Distribution Date not previously distributed. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of available funds.

Available Distribution Amount

For any Distribution Date, an amount equal to the amount available in the certificate account on that Distribution Date. The Available Distribution Amount will generally be equal to the aggregate amount of scheduled and unscheduled payments on the Mortgage Loans, insurance proceeds and liquidation proceeds, received or advanced during the related Due Period, in each case net of amounts reimbursable the Trustee and the Servicer and reduced by the fees payable to the Servicer and the premium payable in connection with any lender paid primary mortgage insurance policy.

Class II-A-5 Lockout Distribution Amount

For any Distribution Date, the Class II-A-5 Lockout Distribution Percentage for the Distribution Date multiplied by the product of, (A) a fraction, the numerator of which is the certificate principal balance of the Class II-A-5 Certificates and the denominator of which is the aggregate certificate principal balance of all the Group II Certificates (in each case immediately prior to such Distribution Date) and (B) the Group II Senior Principal Distribution Amount for such Distribution Date.

Class II-A-5 Lockout Distribution Percentage

The Class II-A-5 Lockout Distribution Percentage is assigned as follows:

Distribution Date Occurring in	Percentage
June 2005 to May 2008	0%
June 2008 to May 2010	45%
June 2010 to May 2011	80%
June 2011 to May 2012	100%
June 2012 and thereafter	300%

Principal Distribution Amount

With respect to each loan group and for any Distribution Date, an amount generally equal to the aggregate amount of the principal portion of all scheduled and unscheduled payments on the Mortgage Loans due during the related Due Period (whether or not received prior to the Determination Date), insurance proceeds, liquidation proceeds, and any principal amounts related to the repurchase of Mortgage Loans, that are received, in each case net of amounts reimbursable to the Trustee and the Servicer, plus the Overcollateralization Increase Amount, if any, or minus the Overcollateralization Reduction Amount, if any.

Senior Principal Distribution Amount

With respect to any Distribution Date, prior to the Stepdown Date, or on or after the Stepdown Date if a Trigger Event is in effect, the Principal Distribution Amount for such Distribution Date.

With respect to any Distribution Date, on or after the Stepdown Date, if no Trigger Event is in effect, an amount equal to the excess (if any) of (x) the aggregate certificate principal balance of the Class I-A and Group II Certificates immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred on the Mortgage Loans during the related Prepayment Period) and (b) the product of (i) the aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred on the Mortgage Loans during the related Prepayment Period) and (ii) the sum of (A) approximately 11.90% and (B) the Required Overcollateralization Percentage.

Group I Senior Principal Distribution Amount

With respect to any Distribution Date, an amount equal to the product of (x) the Senior Principal Distribution Amount and (y) a fraction, the numerator of which is the Principal Remittance Amount of the Group I Mortgage Loans and the denominator of which is the aggregate Principal Remittance Amount of the Group I Mortgage Loans and the Group II Mortgage Loans.

Group II Senior Principal Distribution Amount

With respect to any Distribution Date, an amount equal to the product of (x) the Senior Principal Distribution Amount and (y) a fraction, the numerator of which is the Principal Remittance Amount of the Group II Mortgage Loans and the denominator of which is the aggregate Principal Remittance Amount of the Group I Mortgage Loans and the Group II Mortgage Loans.

The Group II Senior Principal Distribution Amount will generally be distributed to the holders of the Group II Certificates in the following order of priority:

1. to the Class II-A-5 Certificates, the Class II-A-5 Lockout Distribution Amount for that Distribution Date, until the certificate principal balance thereof is reduced to zero; and
2. to the Class II-A-1, Class II-A-2, Class II-A-3, Class II-A-4 and Class II-A-5 Certificates, in that order, until the certificate principal balance of each such class is reduced to zero.

Class M-1 Principal Distribution Amount

With respect to each Distribution Date prior to the Stepdown Date, or on or after the Stepdown Date if a Trigger Event is in effect, the Principal Distribution Amount remaining after payment of the Group I Senior Principal Distribution Amount to the Class I-A Certificates and the Group II Senior Principal Distribution Amount to the Group II Certificates on such Distribution Date.

With respect to each Distribution Date which occurs on or after the Stepdown Date (if no Trigger Event exists), an amount equal to the lesser of (i) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Group I Senior Principal Distribution Amount and the Group II Senior Principal Distribution Amount and (ii) the excess (if any) of (x) the certificate principal balance of the Class M-1 Certificates immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred on the Mortgage Loans during the related Prepayment Period) and (b) the sum of (1) the aggregate certificate principal balance of the Class I-A and Group II Certificates (after taking into account the payment of the Group I Senior Principal Distribution Amount and Group II Senior Principal Distribution Amount for such Distribution Date) and (2) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred on the Mortgage Loans during the related Prepayment Period) multiplied by the sum of (A) approximately 6.90% and (B) the Required Overcollateralization Percentage.

Class M-2 Principal Distribution Amount

With respect to each Distribution Date prior to the Stepdown Date, or on or after the Stepdown Date if a Trigger Event is in effect, the Principal Distribution Amount remaining after payment of the Group I Senior Principal Distribution Amount to the Class I-A Certificates and the Group II Senior Principal Distribution Amount to the Group II Certificates and the Class M-1 Principal Distribution Amount to the Class M-1 Certificates, in each case on such Distribution Date.

With respect to each Distribution Date which occurs on or after the Stepdown Date (if no Trigger Event exists), an amount equal to the lesser of (i) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Group I Senior Principal Distribution Amount, the Group II Senior Principal Distribution Amount and the Class M-1 Principal Distribution Amount and, (ii) the excess (if any) of (x) the certificate principal balance of the Class M-2 Certificates immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred on the Mortgage Loans during the related Prepayment Period) and (b) the sum of (1) the aggregate certificate principal balance of the Class I-

A and Class II-A Certificates (after taking into account the payment of the Group I Senior Principal Distribution Amount and Group II Senior Principal Distribution Amount for such Distribution Date), (2) the certificate principal balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount for such Distribution Date) and (3) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred on the Mortgage Loans during the related Prepayment Period) multiplied by the sum of (A) approximately 2.90% and (B) the Required Overcollateralization Percentage.

Class M-3 Principal Distribution Amount

With respect to each Distribution Date prior to the Stepdown Date, or on or after the Stepdown Date if a Trigger Event is in effect, the Principal Distribution Amount remaining after payment of the Group I Senior Principal Distribution Amount to the Class I-A Certificates, the Group II Senior Principal Distribution Amount to the Group II Certificates, the Class M-1 Principal Distribution Amount to the Class M-1 Certificates and the Class M-2 Principal Distribution Amount to the Class M-2 Certificates, in each case on such Distribution Date.

With respect to each Distribution Date which occurs on or after the Stepdown Date (if no Trigger Event exists), an amount equal to the lesser of (i) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Group I Senior Principal Distribution Amount, the Group II Senior Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount and, (ii) the excess (if any) of (x) the certificate principal balance of the Class M-3 Certificates immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred on the Mortgage Loans during the related Prepayment Period) and (b) the sum of (1) the aggregate certificate principal balance of the Class I-A Certificates and the Group II Certificates (after taking into account the payment of the Group I Senior Principal Distribution Amount and Group II Senior Principal Distribution Amount for such Distribution Date), (2) the certificate principal balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount for such Distribution Date), (3) the certificate principal balance of the Class M-2 Certificates (after taking into account the payment of the Class M-2 Principal Distribution Amount for such Distribution Date) and (4) Required Overcollateralization Amount.

Prior to the Stepdown Date or if a Trigger Event is in effect, principal payments will be paid first to the Class I-A Certificates and Group II Certificates in the manner and order of priority described under "Group I Senior Principal Distribution Amount" and "Group II Senior Principal Distribution Amount" and then sequentially to the Mezzanine Certificates in their order of seniority, in each case until the certificate principal balance of each such class has been reduced to zero.

Coupon Step-up

On each Distribution Date following the first possible Optional Redemption Date, the pass-through rate on the Class II-A-4, Class II-A-5, Class M-1, Class M-2 and Class M-3 Certificates will increase by 0.50% per annum, subject to the applicable Net WAC Pass-Through Rate.

Trigger Event

If either the Delinquency Test or Cumulative Loss Test is violated:

Delinquency Test:

The determination on any Distribution Date that the percentage obtained by dividing (x) the principal amount of Mortgage Loans delinquent 60 days or more (including all REO Properties and Mortgage Loans in bankruptcy or foreclosure) by (y) the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds 50% of the Credit Enhancement Percentage for the Class I-A and Group II Certificates on such Distribution Date.

Cumulative Loss Test:

The determination on any Distribution Date that the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the Cut-off Date Balance exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
June 2008 to May 2009	[0.75%]
June 2009 to May 2010	[1.10%]
June 2010 to May 2011	[1.30%]
June 2011 and thereafter	[1.40%]

Payment Priority

On each Distribution Date, the Available Distribution Amount will be distributed as follows:

1. From the interest portion of the Available Distribution Amount as follows:

(a) concurrently to pay interest on the Class I-A Certificates and Group II Certificates as follows:

a. from interest derived from the Group I Mortgage Loans, first to pay current interest plus any Interest Carry Forward Amount from a prior Distribution Date to the holders of the Class I-A Certificates and then concurrently, to the Group II Certificates any current interest and any Interest Carry Forward Amount for each class for such Distribution Date remaining unpaid after taking into account payments pursuant to clause (b) below, on a pro rata basis based on the entitlement of each such class; and

b. from interest derived from the Group II Mortgage Loans, first to pay current interest plus any Interest Carry Forward Amount from a prior Distribution Date to the holders of the Group II Certificates, on a pro rata basis, based on the entitlement of each such class and then to the Class I-A Certificates any current interest and any Interest Carry Forward Amount for such class for such Distribution Date remaining unpaid after taking into account payments pursuant to clause (a) above.

(b) then to pay current interest to the Mezzanine Certificates; on a sequential basis.

2. From the principal portion of the Available Distribution Amount as follows:

Concurrently to pay principal on the Class I-A Certificates and Group II Certificates in accordance with the principal payment provisions described in "Group I Senior Principal Distribution Amount" and "Group II Senior Principal Distribution Amount" provided, however that on and after the Distribution Date on which either the Class I-A Certificates or Group II Certificates have been paid in full, all principal that would otherwise be payable to the Class I-A Certificates or Group II Certificates pursuant to this clause if such certificates were still outstanding, shall be paid to the Class I-

A Certificates or Group II Certificates, as applicable, up to an amount equal to the Group I Senior Principal Distribution Amount or Group II Senior Principal Distribution Amount, as applicable, remaining unpaid on such Distribution Date, until the certificate principal balance or certificate principal balances thereof have been reduced to zero;

3. From the principal portion of the Available Distribution Amount remaining after payments of principal to the Class I-A Certificates and Group II Certificates, to pay principal to the Class M-1, Class M-2 and Class M-3 Certificates, in that order, in the amounts specified under "Class M-1 Principal Distribution Amount", "Class M-2 Principal Distribution Amount", and "Class M-3 Principal Distribution Amount".
4. From any remaining Net Monthly Excess Cashflow, to pay the Interest Carry Forward Amounts on the Mezzanine Certificates, on a sequential basis.
5. From any remaining Net Monthly Excess Cashflow, in the case of the Class II-A-1 Certificates, to the extent not covered under the Class II-A-1 Cap Agreement, to pay the applicable Net WAC Rate Carryover Amount first, to the Group II Certificates, on a pro rata basis, based on the entitlement of each such class and then to the Mezzanine Certificates, on a sequential basis.

To pay any remaining amount to the non-offered certificates in accordance with the pooling and servicing agreement.

Yield Tables to Call

		25% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	200% PPC
II-A-1 (@par)	Yield(%)	3.02	3.02	3.02	3.02	3.02	3.02	3.02
	WAL	3.52	1.91	1.31	1.00	0.81	0.67	0.50
	Mod Durn	3.27	1.84	1.28	0.98	0.79	0.66	0.50
	Principal Window	Jun05 - Sep13	Jun05 - Aug09	Jun05 - Mar08	Jun05 - Jun07	Jun05 - Jan07	Jun05 - Oct06	Jun05 - May06
	Principal # Months	100	51	34	25	20	17	12
II-A-2 (@par)	Yield(%)	4.95	4.93	4.90	4.86	4.83	4.79	4.72
	WAL	12.76	6.68	4.16	3.00	2.28	1.87	1.33
	Mod Durn	9.17	5.51	3.66	2.72	2.11	1.74	1.26
	Principal Window	Sep13 - Mar23	Aug09 - Jan16	Mar08 - Jul11	Jun07 - Sep09	Jan07 - May08	Oct06 - Nov07	May06 - Feb07
	Principal # Months	115	78	41	28	17	14	10
II-A-3 (@par)	Yield(%)	5.36	5.35	5.33	5.30	5.28	5.24	5.18
	WAL	19.86	12.34	7.75	5.00	3.72	2.70	1.90
	Mod Durn	11.96	8.82	6.18	4.28	3.29	2.45	1.77
	Principal Window	Mar23 - Jun27	Jan16 - Aug19	Jul11 - Feb15	Sep09 - Apr11	May08 - Sep09	Nov07 - May08	Feb07 - Jun07
	Principal # Months	52	44	44	20	17	7	5
II-A-4 (@par)	Yield(%)	5.97	5.96	5.95	5.94	5.92	5.89	5.82
	WAL	22.39	14.64	10.21	7.27	5.37	4.05	2.36
	Mod Durn	12.09	9.53	7.46	5.74	4.47	3.50	2.14
	Principal Window	Jun27 - Oct27	Aug19 - Jan20	Feb15 - Aug15	Apr11 - Jan13	Sep09 - Jun11	May08 - Apr10	Jun07 - Jan08
	Principal # Months	5	6	7	22	22	24	8
II-A-5 (@par)	Yield(%)	5.28	5.27	5.26	5.26	5.25	5.24	5.20
	WAL	9.15	7.68	6.85	6.21	5.42	4.67	3.19
	Mod Durn	6.92	6.07	5.55	5.14	4.59	4.04	2.87
	Principal Window	Jun08 - Oct27	Jun08 - Jan20	Jun08 - Aug15	Jul08 - Jan13	Aug08 - Jun11	Oct08 - Apr10	Jan08 - Oct08
	Principal # Months	233	140	87	55	35	19	10
M-1 (@par)	Yield(%)	5.92	5.90	5.88	5.86	5.85	5.84	5.82
	WAL	15.95	9.80	6.76	5.11	4.25	3.79	3.40
	Mod Durn	9.83	7.07	5.32	4.24	3.63	3.29	3.00
	Principal Window	Nov13 - Oct27	Mar10 - Jan20	Aug08 - Aug15	Jun08 - Jan13	Jul08 - Jun11	Aug08 - Apr10	Oct08 - Oct08
	Principal # Months	168	119	85	56	36	21	1
M-2 (@par)	Yield(%)	6.03	6.02	6.00	5.98	5.96	5.95	5.93
	WAL	15.95	9.80	6.76	5.10	4.22	3.72	3.33
	Mod Durn	9.75	7.03	5.30	4.22	3.60	3.23	2.94
	Principal Window	Nov13 - Oct27	Mar10 - Jan20	Aug08 - Aug15	Jun08 - Jan13	Jun08 - Jun11	Jul08 - Apr10	Aug08 - Oct08
	Principal # Months	168	119	85	56	37	22	3
M-3 (@par)	Yield(%)	6.03	6.02	6.00	5.98	5.96	5.95	5.93
	WAL	15.95	9.80	6.76	5.10	4.20	3.67	3.20
	Mod Durn	9.75	7.03	5.30	4.22	3.58	3.19	2.83
	Principal Window	Nov13 - Oct27	Mar10 - Jan20	Aug08 - Aug15	Jun08 - Jan13	Jun08 - Jun11	Jun08 - Apr10	Jun08 - Oct08
	Principal # Months	168	119	85	56	37	23	5

Yield Tables to Maturity

		25% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	200% PPC
II-A-1 (@par)	Yield(%)	3.02	3.02	3.02	3.02	3.02	3.02	3.02
	WAL	3.52	1.91	1.31	1.00	0.81	0.67	0.50
	Mod Durn	3.27	1.84	1.28	0.98	0.79	0.66	0.50
	Principal Window	Jun05 - Sep13	Jun05 - Aug09	Jun05 - Mar08	Jun05 - Jun07	Jun05 - Jan07	Jun05 - Oct06	Jun05 - May06
	Principal # Months	100	51	34	25	20	17	12
II-A-2 (@par)	Yield(%)	4.95	4.93	4.90	4.86	4.83	4.79	4.72
	WAL	12.76	6.68	4.16	3.00	2.28	1.87	1.33
	Mod Durn	9.17	5.51	3.66	2.72	2.11	1.74	1.26
	Principal Window	Sep13 - Mar23	Aug09 - Jan16	Mar08 - Jul11	Jun07 - Sep09	Jan07 - May08	Oct06 - Nov07	May06 - Feb07
	Principal # Months	115	78	41	28	17	14	10
II-A-3 (@par)	Yield(%)	5.36	5.35	5.33	5.30	5.28	5.24	5.18
	WAL	19.86	12.34	7.75	5.00	3.72	2.70	1.90
	Mod Durn	11.96	8.82	6.18	4.28	3.29	2.45	1.77
	Principal Window	Mar23 - Jun27	Jan16 - Aug19	Jul11 - Feb15	Sep09 - Apr11	May08 - Sep09	Nov07 - May08	Feb07 - Jun07
	Principal # Months	52	44	44	20	17	7	5
II-A-4 (@par)	Yield(%)	6.00	6.03	6.05	6.04	6.00	5.90	5.82
	WAL	25.36	18.69	13.46	9.61	6.53	4.15	2.36
	Mod Durn	12.78	10.92	8.93	7.01	5.16	3.56	2.14
	Principal Window	Jun27 - Jul34	Aug19 - Aug32	Feb15 - Sep27	Apr11 - Oct22	Sep09 - Apr19	May08 - Sep16	Jun07 - Jan08
	Principal # Months	86	157	152	139	116	101	8
II-A-5 (@par)	Yield(%)	5.28	5.27	5.27	5.27	5.31	5.35	5.33
	WAL	9.15	7.70	6.91	6.45	6.19	6.05	4.18
	Mod Durn	6.92	6.08	5.59	5.29	5.11	5.00	3.63
	Principal Window	Jun08 - May34	Jun08 - Jun32	Jun08 - Jul27	Jul08 - Aug22	Aug08 - Jan19	Oct08 - Jul16	Jan08 - Apr13
	Principal # Months	312	289	230	170	126	94	64
M-1 (@par)	Yield(%)	5.93	5.93	5.92	5.91	5.89	5.88	5.89
	WAL	16.61	10.74	7.53	5.72	4.72	4.17	3.84
	Mod Durn	9.99	7.40	5.68	4.57	3.92	3.55	3.33
	Principal Window	Nov13 - Aug34	Mar10 - Nov32	Aug08 - Feb28	Jun08 - Mar23	Jul08 - Jul19	Aug08 - Nov16	Oct08 - May13
	Principal # Months	250	273	235	178	133	100	56
M-2 (@par)	Yield(%)	6.04	6.04	6.03	6.02	6.01	5.99	5.98
	WAL	16.61	10.74	7.54	5.71	4.69	4.11	3.60
	Mod Durn	9.91	7.35	5.65	4.55	3.89	3.49	3.14
	Principal Window	Nov13 - Sep34	Mar10 - Dec32	Aug08 - Mar28	Jun08 - Apr23	Jun08 - Aug19	Jul08 - Dec16	Aug08 - Jun13
	Principal # Months	251	274	236	179	135	102	59
M-3 (@par)	Yield(%)	6.04	6.04	6.03	6.02	6.01	5.99	5.97
	WAL	16.61	10.74	7.54	5.71	4.67	4.06	3.47
	Mod Durn	9.91	7.35	5.65	4.55	3.87	3.45	3.03
	Principal Window	Nov13 - Sep34	Mar10 - Jan33	Aug08 - Apr28	Jun08 - May23	Jun08 - Sep19	Jun08 - Jan17	Jun08 - Jun13
	Principal # Months	251	275	237	180	136	104	61

Class II-A-1 Net WAC Tables

Period	Net WAC Cap * (%)	Period	Effective Net WAC Cap ** (%)
1	-	1	-
2	6.48	2	20.15
3	6.27	3	20.15
4	6.27	4	20.15
5	6.48	5	20.15
6	6.27	6	20.15
7	6.48	7	20.15
8	6.27	8	20.15
9	6.27	9	20.15
10	6.94	10	20.15
11	6.27	11	20.15
12	6.48	12	20.15
13	6.27	13	20.15
14	6.48	14	20.15
15	6.27	15	20.15
16	6.27	16	20.15
17	6.48	17	20.15
18	6.27	18	20.15
19	6.48	19	20.15
20	6.27	20	20.15
21	6.27	21	20.15
22	6.94	22	20.15
23	6.27	23	20.15
24	6.48	24	20.15
25	6.27	25	20.15

* Note: One Month LIBOR = 2.85%
Run at pricing speed

** Note: One Month LIBOR = 20.00%
Run at pricing speed; Including cap agreement payments

Collateral Overview

The mortgage loans are expected to have the following approximate characteristics based on the scheduled principal balances of the loans as of Statistical Cut-off Date:

SUMMARY OF THE MORTGAGE LOANS			
Number of Mortgage Loans:	2,893	W.A. Effective LTV:	67.45%
Aggregate Principal Balance:	$496,260,844	Range:	3.02% - 90.00%
Conforming Principal Balance:	$363,581,329	Index Type:	
Conforming Principal Balance Percent:	73.26%	Fixed:	100.00%
Average Principal Balance:	$171,538	First Liens:	100.00%
Range:	$15,084 - $996,034	Non-Balloon Loans:	100.00%
W.A. Coupon:	6.741%	Property Type:	
Range:	5.250% - 8.500%	Single Family Residence:	82.85%
W.A. Stated Remaining Term:	346 months	2-4 Family:	9.68%
Range:	167 months - 358 months	Condo:	7.11%
W.A. Seasoning:	4 months	PUD:	0.37%
Latest Maturity Date:	Febuary 1, 2035	Occupancy Status:	
State Concentration (>5%):		Owner-Occupied:	80.40%
California:	17.50%	Investment:	14.91%
Florida:	13.57%	Second Home:	4.70%
New York:	5.63%	Documentation:	
Interest Only Loans:	0.00%	Stated/Stated:	43.01%
W.A. Original LTV:	81.02%	No Income/No Asset:	32.00%
Range:	19.73% - 95.00%	Reduced/Limited:	20.06%
Purpose:		No Ratio:	4.92%
Purchase:	48.73%	Weighted Average Prepayment Penalty Term:(2)	24 months
Refinance - Cashout:	42.39%	Loans with Prepayment Penalties:	75.47%
Refinance - Rate/Term:	8.88%	Loans with Mortgage Insurance:	50.15%
W.A. FICO Score (1):	688		

(1) For loans that were scored.

(2) For loans with prepayment penalties only.

Recipients must read the information contained in the Information Statement on page 2. Do not use or rely on this information if you have not received or reviewed the Information Statement. If you have not received the Information Statement, call your NSI account representative for another copy. These Computational Materials supersede any previously distributed information relating to the securities discussed in this communication. The Underwriter is acting as underwriter and not as agent for the depositor in connection with the proposed transaction.

Collateral Stratifications - Total Pool:

Product Type of the Mortgage Loans			
Product Type	**Number of Mortgage Loans**	**Aggregate Remaining Principal Balance ($)**	**% of Aggregate Remaining Principal Balance**
Fixed 15yr	233	26,434,019	5.33
Fixed 30yr	2,660	469,826,825	94.67
Total:	**2,893**	**496,260,844**	**100.00**

Principal Balances at Origination of the Mortgage Loans			
Principal Balance at Origination ($)	**Number of Mortgage Loans**	**Aggregate Original Principal Balance ($)**	**% of Aggregate Original Principal Balance**
0.01 - 50,000.00	258	9,750,311	1.96
50,000.01 - 100,000.00	677	51,354,342	10.30
100,000.01 - 150,000.00	667	83,581,213	16.77
150,000.01 - 200,000.00	465	80,114,412	16.07
200,000.01 - 250,000.00	268	59,745,157	11.98
250,000.01 - 300,000.00	174	47,876,774	9.60
300,000.01 - 350,000.00	126	41,002,632	8.22
350,000.01 - 400,000.00	76	28,436,884	5.70
400,000.01 - 450,000.00	45	19,188,375	3.85
450,000.01 - 500,000.00	51	24,376,206	4.89
500,000.01 - 550,000.00	25	13,304,131	2.67
550,000.01 - 600,000.00	30	17,416,390	3.49
600,000.01 - 650,000.00	16	10,157,364	2.04
650,000.01 - 700,000.00	1	684,000	0.14
700,000.01 - 750,000.00	4	2,929,700	0.59
750,000.01 - 800,000.00	3	2,347,626	0.47
800,000.01 - 850,000.00	1	804,000	0.16
850,000.01 - 900,000.00	3	2,610,500	0.52
900,000.01 - 950,000.00	1	900,500	0.18
950,000.01 - 1,000,000.00	2	1,962,000	0.39
Total:	**2,893**	**498,542,517**	**100.00**

Collateral Stratifications - Total Pool: (continued)

Remaining Principal Balance of the Mortgage Loans

Remaining Principal Balance ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	262	9,889,422	1.99
50,000.01 - 100,000.00	675	51,049,999	10.29
100,000.01 - 150,000.00	673	84,135,517	16.95
150,000.01 - 200,000.00	471	81,320,780	16.39
200,000.01 - 250,000.00	257	57,472,991	11.58
250,000.01 - 300,000.00	172	47,232,201	9.52
300,000.01 - 350,000.00	125	40,544,376	8.17
350,000.01 - 400,000.00	81	30,318,402	6.11
400,000.01 - 450,000.00	43	18,477,780	3.72
450,000.01 - 500,000.00	48	22,933,021	4.62
500,000.01 - 550,000.00	26	13,806,681	2.78
550,000.01 - 600,000.00	29	16,768,998	3.38
600,000.01 - 650,000.00	16	10,123,992	2.04
650,000.01 - 700,000.00	1	681,947	0.14
700,000.01 - 750,000.00	4	2,920,222	0.59
750,000.01 - 800,000.00	3	2,332,683	0.47
800,000.01 - 850,000.00	1	800,850	0.16
850,000.01 - 900,000.00	4	3,495,508	0.70
950,000.01 - 1,000,000.00	2	1,955,474	0.39
Total:	**2,893**	**496,260,844**	**100.00**

Original Loan-to-Value Ratio of the Mortgage Loans

Original Loan-to-Value Ratio (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
<= 50.00	129	18,900,996	3.81
50.01 - 55.00	49	7,659,879	1.54
55.01 - 60.00	86	13,891,997	2.80
60.01 - 65.00	85	22,026,061	4.44
65.01 - 70.00	222	37,994,085	7.66
70.01 - 75.00	177	32,772,331	6.60
75.01 - 80.00	546	114,089,752	22.99
80.01 - 85.00	85	13,662,496	2.75
85.01 - 90.00	885	134,234,609	27.05
90.01 - 95.00	629	101,028,638	20.36
Total:	**2,893**	**496,260,844**	**100.00**

Collateral Stratifications - Total Pool: (continued)

Mortgage Rate of the Mortgage Loans

Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
5.000 - 5.499	2	211,543	0.04
5.500 - 5.999	149	35,737,028	7.20
6.000 - 6.499	566	125,890,241	25.37
6.500 - 6.999	1,001	182,903,644	36.86
7.000 - 7.499	628	94,410,598	19.02
7.500 - 7.999	494	53,174,507	10.72
8.000 - 8.499	52	3,874,065	0.78
8.500 - 8.999	1	59,217	0.01
Total:	**2,893**	**496,260,844**	**100.00**

FICO Score at Origination of the Mortgage Loans

FICO Score at Origination	Number of Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
601 - 620	12	2,521,297	0.51
621 - 640	409	77,488,934	15.61
641 - 660	489	82,709,298	16.67
661 - 680	530	94,400,557	19.02
681 - 700	389	58,789,978	11.85
701 - 720	361	61,648,343	12.42
721 - 740	225	39,835,024	8.03
741 - 760	199	33,348,389	6.72
761 - 780	159	28,061,842	5.65
781 - 800	96	14,122,775	2.85
801 - 820	24	3,334,407	0.67
Total:	**2,893**	**496,260,844**	**100.00**

Collateral Stratifications - Total Pool: (continued)

Geographic Distribution of the Mortgage Loans			
Location	Number of Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
California	330	86,864,200	17.50
Florida	428	67,319,926	13.57
New York	115	27,917,665	5.63
Pennsylvania	182	22,751,579	4.58
Maryland	89	20,502,176	4.13
New Jersey	60	18,820,144	3.79
Texas	145	17,595,495	3.55
Arizona	97	17,215,064	3.47
Virginia	84	15,157,113	3.05
Nevada	60	13,789,882	2.78
Massachusetts	51	13,572,818	2.74
Colorado	61	13,104,230	2.64
Washington	67	12,039,369	2.43
Ohio	107	11,950,129	2.41
Minnesota	43	8,730,383	1.76
Tennessee	66	7,777,749	1.57
North Carolina	49	7,448,668	1.50
Georgia	42	7,220,756	1.46
Oregon	43	6,679,888	1.35
Illinois	38	6,534,358	1.32
Missouri	56	6,366,769	1.28
New Hampshire	29	6,277,177	1.26
Alabama	60	5,817,502	1.17
Michigan	56	5,655,432	1.14
Connecticut	24	4,899,186	0.99
Indiana	57	4,877,128	0.98
Wisconsin	33	4,767,270	0.96
Louisiana	48	4,513,656	0.91
Idaho	31	3,850,593	0.78
Kansas	25	3,646,292	0.73
Kentucky	27	3,635,268	0.73
Utah	23	3,556,320	0.72
Arkansas	35	3,546,180	0.71
District of Columbia	11	3,203,649	0.65
Mississippi	27	2,978,662	0.60
Nebraska	22	2,968,145	0.60
Iowa	21	2,651,815	0.53
Delaware	13	2,423,461	0.49
Hawaii	7	2,162,478	0.44
New Mexico	18	2,054,147	0.41
West Virginia	16	2,042,273	0.41
Montana	17	1,929,998	0.39
South Dakota	13	1,656,474	0.33
Wyoming	15	1,625,319	0.33
Oklahoma	21	1,509,706	0.30
Maine	8	1,395,603	0.28
South Carolina	11	1,311,345	0.26
Vermont	2	757,726	0.15
North Dakota	7	690,258	0.14
Rhode Island	2	357,379	0.07
Alaska	1	142,040	0.03
Total:	**2,893**	**496,260,844**	**100.00**

Collateral Stratifications - Total Pool: (continued)

Occupancy Status of the Mortgage Loans			
Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Owner-Occupied	1,997	398,975,564	80.40
Investor	774	73,980,826	14.91
2nd Home	122	23,304,454	4.70
Total:	**2,893**	**496,260,844**	**100.00**

Documentation Type of the Mortgage Loans			
Documentation Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Stated/Stated	1,203	213,436,798	43.01
No Income/No Asset	1,060	158,823,924	32.00
Reduced/Limited	453	99,560,271	20.06
No Ratio	177	24,439,851	4.92
Total:	**2,893**	**496,260,844**	**100.00**

Loan Purpose of the Mortgage Loans			
Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Purchase	1,537	241,848,734	48.73
Refinance - Cash Out	1,110	210,352,625	42.39
Refiance - Rate/Term	246	44,059,485	8.88
Total:	**2,893**	**496,260,844**	**100.00**

Collateral Stratifications - Total Pool: (continued)

Property Type of the Mortgage Loans			
Property Type	**Number of Mortgage Loans**	**Aggregate Remaining Principal Balance ($)**	**% of Aggregate Remaining Principal Balance**
Single Family	2,378	411,130,326	82.85
2-4 Family	306	48,016,286	9.68
Condo	204	35,297,139	7.11
PUD	5	1,817,093	0.37
Total:	**2,893**	**496,260,844**	**100.00**

Original Prepayment Penalty Term of the Mortgage Loans			
Original Prepayment Penalty Term (mos.)	**Number of Mortgage Loans**	**Aggregate Remaining Principal Balance ($)**	**% of Aggregate Remaining Principal Balance**
0	679	121,709,444	24.53
12	43	11,670,359	2.35
24	1,986	337,974,194	68.10
36	185	24,906,847	5.02
Total:	**2,893**	**496,260,844**	**100.00**

Collateral Stratifications – Pool 1:

SUMMARY OF THE GROUP I MORTGAGE LOANS			
Number of Mortgage Loans:	1,214	W.A. Effective LTV:	68.36%
Aggregate Principal Balance:	$195,380,736	Range:	3.02% - 80.00%
Conforming Principal Balance:	$195,380,736	Index Type:	
Conforming Principal Balance Percent:	100.00%	Fixed:	100.00%
Average Principal Balance:	$160,940	First Liens:	100.00%
Range:	$26,520 - $596,370	Non-Balloon Loans:	100.00%
W.A. Coupon:	6.490%	Property Type:	
Range:	5.375% - 6.950%	Single Family Residence:	85.82%
W.A. Stated Remaining Term:	356 months	2-4 Family:	7.77%
Range:	350 months - 358 months	Condo:	6.26%
W.A. Seasoning:	4 months	PUD:	0.14%
Latest Maturity Date:	Febuary 1, 2035	Occupancy Status:	
State Concentration (>5%):		Owner-Occupied:	82.77%
California:	22.14%	Investment:	10.68%
Florida:	15.27%	Second Home:	6.55%
Arizona:	5.50%	Documentation:	
Interest Only Loans:	0.00%	Stated/Stated:	43.36%
W.A. Original LTV:	77.27%	No Income/No Asset:	30.65%
Range:	20.00% - 95.00%	Reduced/Limited:	23.28%
Purpose:		No Ratio:	2.71%
Refinance - Cashout:	47.10%	Weighted Average Prepayment Penalty Term:(2)	25 months
Purchase:	44.78%	Loans with Prepayment Penalties:	100.00%
Refinance - Rate/Term:	8.13%	Loans with Mortgage Insurance:	33.50%
W.A. FICO Score (1):	691		

(1) For loans that were scored.

(2) For loans with prepayment penalties only.

Recipients must read the information contained in the Information Statement on page 2. Do not use or rely on this information if you have not received or reviewed the Information Statement. If you have not received the Information Statement, call your NSI account representative for another copy. These Computational Materials supersede any previously distributed information relating to the securities discussed in this communication. The Underwriter is acting as underwriter and not as agent for the depositor in connection with the proposed transaction.

Collateral Stratifications – Group I: (continued)

Product Type of the Grp. I Mortgage Loans			
Product Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Fixed 30yr	1,214	195,380,736	100.00
Total:	**1,214**	**195,380,736**	**100.00**

Principal Balances at Origination of the Grp. I Mortgage Loans			
Principal Balance at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance ($)	% of Aggregate Original Principal Balance
0.01 - 50,000.00	40	1,726,955	0.88
50,000.01 - 100,000.00	262	20,614,834	10.51
100,000.01 - 150,000.00	309	38,931,760	19.84
150,000.01 - 200,000.00	245	42,393,060	21.61
200,000.01 - 250,000.00	182	40,515,490	20.65
250,000.01 - 300,000.00	109	29,985,273	15.28
300,000.01 - 350,000.00	61	19,226,915	9.80
350,000.01 - 400,000.00	1	360,000	0.18
400,000.01 - 450,000.00	3	1,291,000	0.66
500,000.01 - 550,000.00	1	540,000	0.28
550,000.01 - 600,000.00	1	598,500	0.31
Total:	**1,214**	**196,183,787**	**100.00**

Remaining Principal Balance of the Grp. I Mortgage Loans			
Remaining Principal Balance ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	40	1,720,856	0.88
50,000.01 - 100,000.00	264	20,713,550	10.60
100,000.01 - 150,000.00	308	38,690,158	19.80
150,000.01 - 200,000.00	255	44,278,323	22.66
200,000.01 - 250,000.00	172	38,422,781	19.67
250,000.01 - 300,000.00	108	29,617,067	15.16
300,000.01 - 350,000.00	61	19,157,076	9.80
350,000.01 - 400,000.00	1	358,657	0.18
400,000.01 - 450,000.00	3	1,287,407	0.66
500,000.01 - 550,000.00	1	538,492	0.28
550,000.01 - 600,000.00	1	596,370	0.31
Total:	**1,214**	**195,380,736**	**100.00**

Collateral Stratifications – Group I: (continued)

Original Loan-to-Value Ratio of the Grp. I Mortgage Loans

Original Loan-to-Value Ratio (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
<= 50.00	77	9,917,385	5.08
50.01 - 55.00	32	4,528,328	2.32
55.01 - 60.00	57	8,706,075	4.46
60.01 - 65.00	52	9,119,720	4.67
65.01 - 70.00	118	18,792,767	9.62
70.01 - 75.00	109	17,295,406	8.85
75.01 - 80.00	377	61,559,840	31.51
80.01 - 85.00	37	5,881,042	3.01
85.01 - 90.00	247	40,650,045	20.81
90.01 - 95.00	108	18,930,128	9.69
Total:	**1,214**	**195,380,736**	**100.00**

Mortgage Rate of the Grp. I Mortgage Loans

Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
5.000 - 5.499	1	111,033	0.06
5.500 - 5.999	79	16,008,987	8.19
6.000 - 6.499	397	67,750,125	34.68
6.500 - 6.999	737	111,510,591	57.07
Total:	**1,214**	**195,380,736**	**100.00**

FICO Score at Origination of the Grp. I Mortgage Loans

FICO Score at Origination	Number of Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
601 - 620	5	761,502	0.39
621 - 640	172	30,214,886	15.46
641 - 660	188	30,641,215	15.68
661 - 680	199	34,209,841	17.51
681 - 700	140	21,503,579	11.01
701 - 720	181	29,217,264	14.95
721 - 740	97	14,378,244	7.36
741 - 760	82	12,223,749	6.26
761 - 780	83	13,608,468	6.97
781 - 800	53	6,696,780	3.43
801 - 820	14	1,925,207	0.99
Total:	**1,214**	**195,380,736**	**100.00**

Collateral Stratifications – Group I: (continued)

Geographic Distribution of the Grp. I Mortgage Loans			
Location	Number of Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
California	202	43,252,843	22.14
Florida	199	29,826,821	15.27
Arizona	69	10,739,631	5.50
Texas	71	9,261,260	4.74
Pennsylvania	60	8,530,825	4.37
Maryland	45	8,439,614	4.32
Washington	41	7,659,186	3.92
Nevada	36	7,022,523	3.59
Colorado	39	6,721,519	3.44
Virginia	34	5,849,646	2.99
Oregon	34	5,244,366	2.68
Ohio	43	4,812,694	2.46
Massachusetts	17	3,721,468	1.90
New York	14	3,173,950	1.62
Tennessee	25	3,079,819	1.58
Connecticut	15	3,079,538	1.58
North Carolina	16	2,801,598	1.43
Utah	15	2,514,572	1.29
Missouri	24	2,449,117	1.25
Idaho	22	2,367,360	1.21
New Hampshire	12	2,352,116	1.20
Michigan	24	2,257,080	1.16
Indiana	18	2,242,082	1.15
Arkansas	14	1,588,679	0.81
Wisconsin	12	1,362,921	0.70
Hawaii	5	1,366,699	0.70
West Virginia	7	1,285,181	0.66
Alabama	13	1,231,272	0.63
Nebraska	10	1,239,583	0.63
Wyoming	9	1,221,065	0.62
South Dakota	8	1,153,856	0.59
Montana	9	1,111,646	0.57
Louisiana	11	1,030,459	0.53
Mississippi	7	1,034,500	0.53
Delaware	7	985,630	0.50
Kentucky	7	691,782	0.35
Oklahoma	7	585,436	0.30
Georgia	4	532,947	0.27
District of Columbia	3	535,457	0.27
Maine	3	506,886	0.26
North Dakota	2	355,658	0.18
Rhode Island	1	161,450	0.08
Total:	**1,214**	**195,380,736**	**100.00**

Collateral Stratifications – Group I: (continued)

Occupancy Status of the Grp. I Mortgage Loans			
Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Owner-Occupied	950	161,724,341	82.77
Investor	180	20,864,773	10.68
2nd Home	84	12,791,622	6.55
Total:	**1,214**	**195,380,736**	**100.00**

Documentation Type of the Grp. I Mortgage Loans			
Documentation Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Stated/Stated	502	84,710,312	43.36
No Income/No Assets	424	59,886,149	30.65
Reduced/Limited	253	45,488,673	23.28
No Ratio	35	5,295,602	2.71
Total:	**1,214**	**195,380,736**	**100.00**

Loan Purpose of the Grp. I Mortgage Loans			
Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Refinance - Cash Out	543	92,017,019	47.10
Purchase	552	87,488,321	44.78
Refinance - Rate/Term	119	15,875,396	8.13
Total:	**1,214**	**195,380,736**	**100.00**

Collateral Stratifications – Group I: (continued)

Property Type of the Grp. I Mortgage Loans			
Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Single Family	1,038	167,681,325	85.82
2-4 Family	95	15,178,465	7.77
Condo	79	12,238,018	6.26
PUD	2	282,929	0.14
Total:	**1,214**	**195,380,736**	**100.00**

Original Prepayment Penalty Term of the Grp. I Mortgage Loans			
Original Prepayment Penalty Term (mos.)	Number of Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
12	14	3,173,950	1.62
24	1,114	180,228,913	92.24
36	86	11,977,873	6.13
Total:	**1,214**	**195,380,736**	**100.00**

Collateral Stratifications – Group II:

SUMMARY OF THE GROUP II MORTGAGE LOANS			
Number of Mortgage Loans:	1,679	W.A. FICO Score [(1)]:	686
Aggregate Principal Balance:	$300,880,108	W.A. Effective LTV:	66.87%
Conforming Principal Balance:	$168,200,593	Range:	19.73% - 90.00%
Conforming Principal Balance Percent:	55.90%	Index Type:	
Average Principal Balance:	$179,202	Fixed:	100.00%
Range:	$15,084 - $996,034	First Liens:	100.00%
W.A. Coupon:	6.904%	Non-Balloon Loans:	100.00%
Range:	5.250% - 8.500%	Property Type:	
W.A. Stated Remaining Term:	340 months	Single Family Residence:	80.91%
Range:	167 months - 358 months	2-4 Family:	10.91%
W.A. Seasoning:	4 months	Condo:	7.66%
Latest Maturity Date:	Febuary 1, 2035	PUD:	0.51%
State Concentration (>5%):		Occupancy Status:	
California:	14.49%	Owner-Occupied:	78.75%
Florida:	12.46%	Investment:	17.65%
New York:	8.22%	Second Home:	3.49%
New Jersey:	6.26%	Documentation:	
Interest Only Loans:	0.00%	Stated/Stated:	42.78%
W.A. Original LTV:	83.46%	No Income/No Asset:	32.88%
Range:	19.73% - 95.00%	Reduced/Limited:	17.97%
Purpose:		No Ratio:	6.36%
Purchase:	51.30%	Weighted Average Prepayment Penalty Term: [(2)]	24 months
Refinance - Cashout:	39.33%	Loans with Prepayment Penalties:	59.55%
Refinance - Rate/Term:	9.37%	Loans with Mortgage Insurance:	60.97%

(1) For loans that were scored.

(2) For loans with prepayment penalties only.

Collateral Stratifications – Group II: (continued)

Product Type of the Grp. II Mortgage Loans			
Product Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Fixed 15yr	233	26,434,019	8.79
Fixed 30yr	1,446	274,446,089	91.21
Total:	**1,679**	**300,880,108**	**100.00**

Principal Balances at Origination of the Grp. II Mortgage Loans			
Principal Balance at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance ($)	% of Aggregate Original Principal Balance
0.01 - 50,000.00	218	8,023,356	2.65
50,000.01 - 100,000.00	415	30,739,508	10.17
100,000.01 - 150,000.00	358	44,649,453	14.77
150,000.01 - 200,000.00	220	37,721,352	12.48
200,000.01 - 250,000.00	86	19,229,667	6.36
250,000.01 - 300,000.00	65	17,891,501	5.92
300,000.01 - 350,000.00	65	21,775,717	7.20
350,000.01 - 400,000.00	75	28,076,884	9.29
400,000.01 - 450,000.00	42	17,897,375	5.92
450,000.01 - 500,000.00	51	24,376,206	8.06
500,000.01 - 550,000.00	24	12,764,131	4.22
550,000.01 - 600,000.00	29	16,817,890	5.56
600,000.01 - 650,000.00	16	10,157,364	3.36
650,000.01 - 700,000.00	1	684,000	0.23
700,000.01 - 750,000.00	4	2,929,700	0.97
750,000.01 - 800,000.00	3	2,347,626	0.78
800,000.01 - 850,000.00	1	804,000	0.27
850,000.01 - 900,000.00	3	2,610,500	0.86
900,000.01 - 950,000.00	1	900,500	0.30
950,000.01 - 1,000,000.00	2	1,962,000	0.65
Total:	**1,679**	**302,358,730**	**100.00**

Collateral Stratifications – Group II: (continued)

Remaining Principal Balance of the Grp. II Mortgage Loans

Remaining Principal Balance ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	222	8,168,566	2.71
50,000.01 - 100,000.00	411	30,336,449	10.08
100,000.01 - 150,000.00	365	45,445,359	15.10
150,000.01 - 200,000.00	216	37,042,458	12.31
200,000.01 - 250,000.00	85	19,050,211	6.33
250,000.01 - 300,000.00	64	17,615,133	5.85
300,000.01 - 350,000.00	64	21,387,300	7.11
350,000.01 - 400,000.00	80	29,959,746	9.96
400,000.01 - 450,000.00	40	17,190,374	5.71
450,000.01 - 500,000.00	48	22,933,021	7.62
500,000.01 - 550,000.00	25	13,268,189	4.41
550,000.01 - 600,000.00	28	16,172,628	5.38
600,000.01 - 650,000.00	16	10,123,992	3.36
650,000.01 - 700,000.00	1	681,947	0.23
700,000.01 - 750,000.00	4	2,920,222	0.97
750,000.01 - 800,000.00	3	2,332,683	0.78
800,000.01 - 850,000.00	1	800,850	0.27
850,000.01 - 900,000.00	4	3,495,508	1.16
950,000.01 - 1,000,000.00	2	1,955,474	0.65
Total:	**1,679**	**300,880,108**	**100.00**

Original Loan-to-Value Ratio of the Grp. II Mortgage Loans

Original Loan-to-Value Ratio (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
<= 50.00	52	8,983,611	2.99
50.01 - 55.00	17	3,131,551	1.04
55.01 - 60.00	29	5,185,923	1.72
60.01 - 65.00	33	12,906,341	4.29
65.01 - 70.00	104	19,201,318	6.38
70.01 - 75.00	68	15,476,925	5.14
75.01 - 80.00	169	52,529,912	17.46
80.01 - 85.00	48	7,781,454	2.59
85.01 - 90.00	638	93,584,564	31.10
90.01 - 95.00	521	82,098,510	27.29
Total:	**1,679**	**300,880,108**	**100.00**

Collateral Stratifications – Group II: (continued)

Mortgage Rate of the Grp. II Mortgage Loans			
Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
5.000 - 5.499	1	100,510	0.03
5.500 - 5.999	70	19,728,040	6.56
6.000 - 6.499	169	58,140,117	19.32
6.500 - 6.999	264	71,393,053	23.73
7.000 - 7.499	628	94,410,598	31.38
7.500 - 7.999	494	53,174,507	17.67
8.000 - 8.499	52	3,874,065	1.29
8.500 - 8.999	1	59,217	0.02
Total:	**1,679**	**300,880,108**	**100.00**

FICO Score at Origination of the Grp. II Mortgage Loans			
FICO Score at Origination	Number of Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
601 - 620	7	1,759,795	0.58
621 - 640	237	47,274,048	15.71
641 - 660	301	52,068,083	17.31
661 - 680	331	60,190,716	20.00
681 - 700	249	37,286,399	12.39
701 - 720	180	32,431,079	10.78
721 - 740	128	25,456,780	8.46
741 - 760	117	21,124,640	7.02
761 - 780	76	14,453,374	4.80
781 - 800	43	7,425,995	2.47
801 - 820	10	1,409,200	0.47
Total:	**1,679**	**300,880,108**	**100.00**

Collateral Stratifications – Group II: (continued)

Geographic Distribution of the Grp. II Mortgage Loans			
Location	Number of Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
California	128	43,611,357	14.49
Florida	229	37,493,105	12.46
New York	101	24,743,715	8.22
New Jersey	60	18,820,144	6.26
Pennsylvania	122	14,220,754	4.73
Maryland	44	12,062,562	4.01
Massachusetts	34	9,851,349	3.27
Virginia	50	9,307,467	3.09
Minnesota	43	8,730,383	2.90
Texas	74	8,334,235	2.77
Ohio	64	7,137,435	2.37
Nevada	24	6,767,358	2.25
Georgia	38	6,687,809	2.22
Illinois	38	6,534,358	2.17
Arizona	28	6,475,433	2.15
Colorado	22	6,382,711	2.12
Tennessee	41	4,697,930	1.56
North Carolina	33	4,647,070	1.54
Alabama	47	4,586,230	1.52
Washington	26	4,380,182	1.46
New Hampshire	17	3,925,061	1.30
Missouri	32	3,917,652	1.30
Kansas	25	3,646,292	1.21
Louisiana	37	3,483,197	1.16
Wisconsin	21	3,404,349	1.13
Michigan	32	3,398,353	1.13
Kentucky	20	2,943,486	0.98
District of Columbia	8	2,668,192	0.89
Indiana	39	2,635,046	0.88
Iowa	21	2,651,815	0.88
New Mexico	18	2,054,147	0.68
Arkansas	21	1,957,502	0.65
Mississippi	20	1,944,162	0.65
Connecticut	9	1,819,648	0.60
Nebraska	12	1,728,562	0.57
Idaho	9	1,483,233	0.49
Oregon	9	1,435,522	0.48
Delaware	6	1,437,832	0.48
South Carolina	11	1,311,345	0.44
Utah	8	1,041,748	0.35
Oklahoma	14	924,270	0.31
Maine	5	888,718	0.30
Montana	8	818,353	0.27
Hawaii	2	795,779	0.26
Vermont	2	757,726	0.25
West Virginia	9	757,092	0.25
South Dakota	5	502,618	0.17
Wyoming	6	404,253	0.13
North Dakota	5	334,600	0.11
Rhode Island	1	195,929	0.07
Alaska	1	142,040	0.05
Total:	**1,679**	**300,880,108**	**100.00**

Recipients must read the information contained in the Information Statement on page 2. Do not use or rely on this information if you have not received or reviewed the Information Statement. If you have not received the Information Statement, call your NSI account representative for another copy. These Computational Materials supersede any previously distributed information relating to the securities discussed in this communication. The Underwriter is acting as underwriter and not as agent for the depositor in connection with the proposed transaction.

Collateral Stratifications – Group II: (continued)

Occupancy Status of the Grp. II Mortgage Loans			
Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Owner-Occupied	1,047	237,251,223	78.85
Investor	594	53,116,052	17.65
2nd Home	38	10,512,832	3.49
Total:	**1,679**	**300,880,108**	**100.00**

Documentation Type of the Grp. II Mortgage Loans			
Documentation Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Stated/Stated	701	128,726,486	42.78
No Income/No Asset	636	98,937,775	32.88
Reduced/Limited	200	54,071,598	17.97
No Ratio	142	19,144,249	6.36
Total:	**1,679**	**300,880,108**	**100.00**

Loan Purpose of the Grp. II Mortgage Loans			
Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Purchase	985	154,360,414	51.30
Cash Out/ Equity Refi	567	118,335,605	39.33
Rate/Term Refi	127	28,184,089	9.37
Total:	**1,679**	**300,880,108**	**100.00**

Collateral Stratifications – Group II: (continued)

Property Type of the Grp. II Mortgage Loans			
Property Type	**Number of Mortgage Loans**	**Aggregate Remaining Principal Balance ($)**	**% of Aggregate Remaining Principal Balance**
Single Family	1,340	243,449,001	80.91
2-4 Family	211	32,837,821	10.91
Condo	125	23,059,122	7.66
PUD	3	1,534,164	0.51
Total:	**1,679**	**300,880,108**	**100.00**

Original Prepayment Penalty Term of the Grp. II Mortgage Loans			
Original Prepayment Penalty Term (mos.)	**Number of Mortgage Loans**	**Aggregate Remaining Principal Balance ($)**	**% of Aggregate Remaining Principal Balance**
0	679	121,709,444	40.45
12	29	8,496,409	2.82
24	872	157,745,281	52.43
36	99	12,928,974	4.30
Total:	**1,679**	**300,880,108**	**100.00**

Exhibit 2

Nomura

NAAC 2005-WF1

All Loans; Loans w/ Out Mortgage Insurance

1,295 records

Balance: 247,366,534

Summary
Number of Loans: 1,295
Total Current Balance: 247,366,534.16
Total Conforming Balance: 160,784,277.03
% of portfolio Conforming: 65.00
Average Current Balance: 191,016.63
Maximum Balance: 996,033.97
Minimum Balance: 17,430.87
Weighted Average Coupon: 6.368
Maximum Coupon: 7.875
Minimum Coupon: 5.250
Weighted Average Remaining Term: 342.63
Maximum Remaining Term: 358.00
Minimum Remaining Term: 168.00
Weighted Average Seasoning: 3.97
Latest Maturity: 2035-02-01
% IO: 0.0
Weighted Average Orig LTV: 70.59
Low Orig. LTV: 19.73
High Orig. LTV: 90.00
Weighted Average Effective LTV: 70.59
Index Type: F(100%)
% First Liens: 100.0
Fixed Loans (Non-Balloons): 0.0
Weighted Average FICO Score: 694.9
Weighted Average Prepay Penalty Term: 24
% Prepay Penalty: 83.4
% with MI: 0.00
% with LPMI: 0.00

Product	Number of Loans	Current Principal Balance	% by Current Principal Balance
Fixed 15yr	153	18,411,663.37	7.44
Fixed 30yr	1142	228,954,870.79	92.56
Total:	1295	247,366,534.16	100.00

Original Balance	Number of Loans	Current Principal Balance	% by Current Principal Balance
0.01 - 50,000.00	104	4,044,348.85	1.63
50,000.01 - 100,000.00	288	21,942,968.07	8.87
100,000.01 - 150,000.00	271	33,519,038.77	13.55
150,000.01 - 200,000.00	188	32,451,711.42	13.12
200,000.01 - 250,000.00	132	29,182,368.59	11.80
250,000.01 - 300,000.00	78	21,350,807.70	8.63
300,000.01 - 350,000.00	71	22,903,999.48	9.26
350,000.01 - 400,000.00	42	15,672,158.12	6.34
400,000.01 - 450,000.00	27	11,494,172.06	4.65
450,000.01 - 500,000.00	28	13,275,098.32	5.37
500,000.01 - 550,000.00	16	8,491,663.43	3.43
550,000.01 - 600,000.00	25	14,447,263.03	5.84
600,000.01 - 650,000.00	10	6,404,251.99	2.59
650,000.01 - 700,000.00	1	681,946.98	0.28
700,000.01 - 750,000.00	4	2,920,222.31	1.18
750,000.01 - 800,000.00	3	2,332,683.22	0.94
800,000.01 - 850,000.00	1	800,850.23	0.32
850,000.01 - 900,000.00	3	2,599,578.39	1.05
900,000.01 - 950,000.00	1	895,929.59	0.36
950,000.01 - 1,000,000.00	2	1,955,473.61	0.79
Total:	1295	247,366,534.16	100.00

Current Balance	Number of Loans	Current Principal Balance	% by Current Principal Balance
0.01 - 50,000.00	106	4,143,743.42	1.68
50,000.01 - 100,000.00	288	22,026,008.96	8.90
100,000.01 - 150,000.00	271	33,634,618.35	13.60
150,000.01 - 200,000.00	198	34,543,611.50	13.96
200,000.01 - 250,000.00	121	27,039,484.30	10.93
250,000.01 - 300,000.00	77	21,103,776.87	8.53
300,000.01 - 350,000.00	71	22,903,999.48	9.26
350,000.01 - 400,000.00	45	16,866,130.91	6.82
400,000.01 - 450,000.00	27	11,646,714.91	4.71
450,000.01 - 500,000.00	25	11,928,582.68	4.82
500,000.01 - 550,000.00	17	9,041,227.96	3.65
550,000.01 - 600,000.00	24	13,897,698.50	5.62
600,000.01 - 650,000.00	10	6,404,251.99	2.59
650,000.01 - 700,000.00	1	681,946.98	0.28
700,000.01 - 750,000.00	4	2,920,222.31	1.18
750,000.01 - 800,000.00	3	2,332,683.22	0.94
800,000.01 - 850,000.00	1	800,850.23	0.32
850,000.01 - 900,000.00	4	3,495,507.98	1.41
950,000.01 - 1,000,000.00	2	1,955,473.61	0.79
Total:	1295	247,366,534.16	100.00

Original Loan-to-Value Ratio (%)	Number of Loans	Current Principal Balance	% by Current Principal Balance
<= 50.00	129	18,900,996.22	7.64
50.01 - 55.00	49	7,659,879.26	3.10
55.01 - 60.00	86	13,891,997.19	5.62
60.01 - 65.00	85	22,026,060.65	8.90
65.01 - 70.00	222	37,994,084.63	15.36
70.01 - 75.00	177	32,772,331.09	13.25
75.01 - 80.00	546	114,089,752.25	46.12
85.01 - 90.00	1	31,432.87	0.01
Total:	1295	247,366,534.16	100.00

Effective Loan-to-Value	Number of Loans	Current Principal Balance	% by Current Principal Balance
<= 50.00	129	18,900,996.22	7.64
50.01 - 55.00	49	7,659,879.26	3.10
55.01 - 60.00	86	13,891,997.19	5.62
60.01 - 65.00	85	22,026,060.65	8.90
65.01 - 70.00	222	37,994,084.63	15.36
70.01 - 75.00	177	32,772,331.09	13.25
75.01 - 80.00	546	114,089,752.25	46.12
85.01 - 90.00	1	31,432.87	0.01
Total:	1295	247,366,534.16	100.00

Mortgage Rate (%)	Number of Loans	Current Principal Balance	% by Current Principal Balance
5.001 - 5.250	1	100,510.02	0.04
5.251 - 5.500	2	230,503.70	0.09
5.501 - 5.750	25	5,924,490.93	2.40
5.751 - 6.000	151	38,210,359.79	15.45
6.001 - 6.250	301	68,300,642.71	27.61
6.251 - 6.500	348	68,398,564.07	27.65
6.501 - 6.750	249	43,354,982.25	17.53
6.751 - 7.000	127	14,435,114.64	5.84
7.001 - 7.250	57	5,992,195.25	2.42
7.251 - 7.500	27	1,926,330.72	0.78
7.501 - 7.750	6	424,155.56	0.17
7.751 - 8.000	1	68,684.52	0.03
Total:	1295	247,366,534.16	100.00

FICO Score	Number of Loans	Current Principal Balance	% by Current Principal Balance
620 - 639	160	34,589,322.95	13.98
640 - 659	188	34,219,913.37	13.83
660 - 679	213	43,307,780.17	17.51
680 - 699	133	23,841,027.57	9.64
700 - 719	197	37,172,875.76	15.03
720 - 739	122	24,731,927.40	10.00
740 - 759	105	18,871,403.01	7.63
760 - 779	90	18,097,041.75	7.32
780 - 799	68	9,889,717.80	4.00
800 >=	19	2,645,524.38	1.07
Total:	1295	247,366,534.16	100.00

State	Number of Loans	Current Principal Balance	% by Current Principal Balance
CA	250	65,335,223.05	26.41
FL	209	32,992,523.50	13.34
NY	35	11,169,764.69	4.52
MD	43	10,985,102.16	4.44
NV	42	9,561,917.62	3.87
AZ	46	8,571,499.49	3.47
TX	64	8,297,021.06	3.35
NJ	15	8,282,243.09	3.35
CO	36	8,161,692.57	3.30
PA	61	8,060,000.15	3.26
Other	494	75,949,546.78	30.70
Total:	1295	247,366,534.16	100.00

Occupancy	Number of Loans	Current Principal Balance	% by Current Principal Balance
Owner-Occupied	899	198,543,311.16	80.26
Investor	323	33,239,734.73	13.44
Second Home	73	15,583,488.27	6.30
Total:	1295	247,366,534.16	100.00

Documentation Level	Number of Loans	Current Principal Balance	% by Current Principal Balance
Stated Documentation	520	105,110,132.44	42.49
No Documenation	473	70,931,355.81	28.67
Reduced Documentation	267	64,559,800.82	26.10
No Ratio	35	6,765,245.09	2.73
Total:	1295	247,366,534.16	100.00

Loan Purpose	Number of Loans	Current Principal Balance	% by Current Principal Balance
Cash Out/ Equity Refi	668	126,080,477.38	50.97
Purchase	498	96,157,015.42	38.87
Rate/Term Refi	129	25,129,041.36	10.16
Total:	1295	247,366,534.16	100.00

Property Type	Number of Loans	Current Principal Balance	% by Current Principal Balance
Single Family Detached	1074	207,744,947.01	83.98
2-Family	88	13,168,239.30	5.32
3-Family	18	3,928,218.57	1.59
4-Family	19	3,879,880.25	1.57
PUD Attached	2	861,445.65	0.35
Condo (<=4 Stories)	76	13,097,561.48	5.29
Condo (> 4 Stories)	18	4,686,241.90	1.89
Total:	1295	247,366,534.16	100.00

Prepayment Penalty Term	Number of Loans	Current Principal Balance	% by Current Principal Balance
0	163	41,058,912.48	16.60
12	18	5,842,208.02	2.36
24	1037	189,653,011.54	76.67
36	77	10,812,402.12	4.37
Total:	1295	247,366,534.16	100.00

Originator	Number of Loans	Current Principal Balance	% by Current Principal Balance
WELLS FARGO	1295	247,366,534.16	100.00
Total:	1295	247,366,534.16	100.00

Nomura

NAAC 2005-WF1

All Loans; Loans w/ Mortgage Insurance

1,598 records

Balance: 248,894,310

Summary
Number of Loans: 1,598
Total Current Balance: 248,894,310.07
Total Conforming Balance: 202,797,052.15
% of portfolio Conforming: 81.48
Average Current Balance: 155,753.64
Maximum Balance: 643,241.24
Minimum Balance: 15,084.39
Weighted Average Coupon: 7.111
Maximum Coupon: 8.500
Minimum Coupon: 5.750
Weighted Average Remaining Term: 350.16
Maximum Remaining Term: 358.00
Minimum Remaining Term: 167.00
Weighted Average Seasoning: 4.04
Latest Maturity: 2035-02-01
% IO: 0.0
Weighted Average Orig LTV: 91.40
Low Orig. LTV: 81.07
High Orig. LTV: 95.00
Weighted Average Effective LTV: 64.35
Index Type: F(100%)
% First Liens: 100.0
Fixed Loans (Non-Balloons): 0.0
Weighted Average FICO Score: 681.3
Weighted Average Prepay Penalty Term: 25
% Prepay Penalty: 67.6
% with MI: 100.00
% with LPMI: 0.00

Product	Number of Loans	Current Principal Balance	% by Current Principal Balance
Fixed 15yr	80	8,022,355.60	3.22
Fixed 30yr	1518	240,871,954.47	96.78
Total:	1598	248,894,310.07	100.00

Original Balance	Number of Loans	Current Principal Balance	% by Current Principal Balance
0.01 - 50,000.00	154	5,645,942.98	2.27
50,000.01 - 100,000.00	389	29,123,724.93	11.70
100,000.01 - 150,000.00	396	49,609,489.63	19.93
150,000.01 - 200,000.00	277	47,270,704.14	18.99
200,000.01 - 250,000.00	136	30,336,141.74	12.19
250,000.01 - 300,000.00	96	26,323,944.33	10.58
300,000.01 - 350,000.00	55	17,940,095.03	7.21
350,000.01 - 400,000.00	34	12,654,677.65	5.08
400,000.01 - 450,000.00	18	7,628,659.20	3.07
450,000.01 - 500,000.00	23	11,004,438.06	4.42
500,000.01 - 550,000.00	9	4,765,452.76	1.91
550,000.01 - 600,000.00	5	2,871,299.86	1.15
600,000.01 - 650,000.00	6	3,719,739.76	1.49
Total:	1598	248,894,310.07	100.00

Current Balance	Number of Loans	Current Principal Balance	% by Current Principal Balance
0.01 - 50,000.00	156	5,745,678.26	2.31
50,000.01 - 100,000.00	387	29,023,989.65	11.66
100,000.01 - 150,000.00	402	50,500,898.59	20.29
150,000.01 - 200,000.00	273	46,777,168.59	18.79
200,000.01 - 250,000.00	136	30,433,507.18	12.23
250,000.01 - 300,000.00	95	26,128,423.82	10.50
300,000.01 - 350,000.00	54	17,640,376.69	7.09
350,000.01 - 400,000.00	36	13,452,271.32	5.40
400,000.01 - 450,000.00	16	6,831,065.53	2.74
450,000.01 - 500,000.00	23	11,004,438.06	4.42
500,000.01 - 550,000.00	9	4,765,452.76	1.91
550,000.01 - 600,000.00	5	2,871,299.86	1.15
600,000.01 - 650,000.00	6	3,719,739.76	1.49
Total:	1598	248,894,310.07	100.00

Original Loan-to-Value Ratio (%)	Number of Loans	Current Principal Balance	% by Current Principal Balance
80.01 - 85.00	85	13,662,495.85	5.49
85.01 - 90.00	884	134,203,176.14	53.92
90.01 - 95.00	629	101,028,638.08	40.59
Total:	1598	248,894,310.07	100.00

Effective Loan-to-Value	Number of Loans	Current Principal Balance	% by Current Principal Balance
55.001 - 60.000	12	1,806,585.03	0.73
60.001 - 65.000	918	140,361,419.80	56.39
65.001 - 70.000	668	106,726,305.24	42.88
Total:	1598	248,894,310.07	100.00

Mortgage Rate (%)	Number of Loans	Current Principal Balance	% by Current Principal Balance
5.501 - 5.750	1	132,780.79	0.05
5.751 - 6.000	4	650,017.37	0.26
6.001 - 6.250	11	2,068,482.12	0.83
6.251 - 6.500	72	18,099,621.48	7.27
6.501 - 6.750	180	35,256,365.25	14.17
6.751 - 7.000	335	63,716,154.63	25.60
7.001 - 7.250	302	49,610,866.79	19.93
7.251 - 7.500	326	43,756,884.14	17.58
7.501 - 7.750	225	23,344,220.69	9.38
7.751 - 8.000	108	9,932,046.43	3.99
8.001 - 8.250	25	1,672,148.37	0.67
8.251 - 8.500	9	654,722.01	0.26
Total:	1598	248,894,310.07	100.00

FICO Score	Number of Loans	Current Principal Balance	% by Current Principal Balance
620 - 639	237	42,027,551.05	16.89
640 - 659	300	47,586,102.61	19.12
660 - 679	318	51,305,755.51	20.61
680 - 699	260	36,320,236.36	14.59
700 - 719	168	23,641,087.52	9.50
720 - 739	105	16,696,018.51	6.71
740 - 759	104	15,812,799.09	6.35
760 - 779	66	9,790,052.39	3.93
780 - 799	33	4,882,208.35	1.96
800 >=	7	832,498.68	0.33
Total:	1598	248,894,310.07	100.00

State	Number of Loans	Current Principal Balance	% by Current Principal Balance
FL	219	34,327,402.56	13.79
CA	80	21,528,977.08	8.65
NY	80	16,747,900.32	6.73
PA	121	14,691,579.34	5.90
NJ	45	10,537,901.33	4.23
MD	46	9,517,074.16	3.82
TX	81	9,298,474.07	3.74
OH	73	8,879,580.14	3.57
AZ	51	8,643,564.10	3.47
VA	52	8,243,340.50	3.31
Other	750	106,478,516.47	42.78
Total:	1598	248,894,310.07	100.00

Occupancy	Number of Loans	Current Principal Balance	% by Current Principal Balance
Owner-Occupied	1098	200,432,253.21	80.53
Investor	451	40,741,090.89	16.37
Second Home	49	7,720,965.97	3.10
Total:	1598	248,894,310.07	100.00

Documentation Level	Number of Loans	Current Principal Balance	% by Current Principal Balance
Stated Documentation	683	108,326,665.49	43.52
No Documentation	587	87,892,568.37	35.31
Reduced Documentation	186	35,000,470.55	14.06
No Ratio	142	17,674,605.66	7.10
Total:	1598	248,894,310.07	100.00

Loan Purpose	Number of Loans	Current Principal Balance	% by Current Principal Balance
Purchase	1039	145,691,719.02	58.54
Cash Out/ Equity Refi	442	84,272,147.23	33.86
Rate/Term Refi	117	18,930,443.82	7.61
Total:	1598	248,894,310.07	100.00

Property Type	Number of Loans	Current Principal Balance	% by Current Principal Balance
Single Family Detached	1292	202,582,405.15	81.39
Single Family Attached	12	802,974.05	0.32
2-Family	117	16,951,244.38	6.81
3-Family	35	5,279,536.17	2.12
4-Family	29	4,809,166.92	1.93
PUD Attached	3	955,647.31	0.38
Condo (<=4 Stories)	89	13,050,050.19	5.24
Condo (> 4 Stories)	21	4,463,285.90	1.79
Total:	1598	248,894,310.07	100.00

Prepayment Penalty Term	Number of Loans	Current Principal Balance	% by Current Principal Balance
0	516	80,650,531.64	32.40
12	25	5,828,151.39	2.34
24	949	148,321,182.19	59.59
36	108	14,094,444.85	5.66
Total:	1598	248,894,310.07	100.00

Originator	Number of Loans	Current Principal Balance	% by Current Principal Balance
WELLS FARGO	1598	248,894,310.07	100.00
Total:	1598	248,894,310.07	100.00

Percentage by range

Loans without MI

FICOs

LTVs		<450	451-500	501-550	551-600	601-650	651-700	701-750	>750
	<20	0	0	0	0	0.02	0.01	0	0.01
	20-30	0	0	0	0	0.1	0.02	0.16	0.05
	30-40	0	0	0	0	0.22	0.36	0.15	0.15
	40-50	0	0	0	0	0.38	1.08	0.29	0.81
LTVs	50-60	0	0	0	0	1.33	1.27	1.25	0.5
	60-70	0	0	0	0	3.87	4.32	2.43	1.48
	70-80	0	0	0	0	4.69	9.95	9.79	5.17
	80-90	0	0	0	0	0	0.01	0	0
	90-100	0	0	0	0	0	0	0	0
	>100	0	0	0	0	0	0	0	0

Please provide a breakdown of percentages for each cell of the matrix for loans that fall within the appropriate category brokendown between loans with MI and loans without MI as well as the loan count for each breakdown in the matrices below. The sum of the percentages for the with MI and without MI percentages should equal 100%. The sum of the loans in the matrices below should equal the number of loans in the pool. If FICO is not available for loan, default to <450 bucket. If deal does not have MI, provide data for the entire pool in the "Loans without MI" matrix.

Loans with MI

FICOs

LTVs		<450	451-500	501-550	551-600	601-650	651-700	701-750	>750
	<20	0	0	0	0	0	0	0	0
	20-30	0	0	0	0	0	0	0	0
	30-40	0	0	0	0	0	0	0	0
	40-50	0	0	0	0	0	0	0	0
LTVs	50-60	0	0	0	0	0	0	0	0
	60-70	0	0	0	0	0	0	0	0
	70-80	0	0	0	0	0	0	0	0
	80-90	0	0	0	0	7.86	13.25	5.39	3.31
	90-100	0	0	0	0	5.37	9.58	4.22	1.18
	>100	0	0	0	0	0	0	0	0

Loan Count

Loans without MI

FICOs

LTVs		<450	451-500	501-550	551-600	601-650	651-700	701-750	>750
	<20	0	0	0	0	1	1	0	1
	20-30	0	0	0	0	5	2	9	3
	30-40	0	0	0	0	8	12	3	8
	40-50	0	0	0	0	13	25	14	24
LTVs	50-60	0	0	0	0	39	38	34	24
	60-70	0	0	0	0	90	126	58	33
	70-80	0	0	0	0	108	233	248	134
	80-90	0	0	0	0	0	1	0	0

90-100	0	0	0	0	0	0	0	0
>100	0	0	0	0	0	0	0	0

#

Loans with MI

FICOs

LTVs	<450	451-500	501-550	551-600	601-650	651-700	701-750	>750
<20	0	0	0	0	0	0	0	0
20-30	0	0	0	0	0	0	0	0
30-40	0	0	0	0	0	0	0	0
40-50	0	0	0	0	0	0	0	0
50-60	0	0	0	0	0	0	0	0
60-70	0	0	0	0	0	0	0	0
70-80	0	0	0	0	0	0	0	0
80-90	0	0	0	0	223	448	184	114
90-100	0	0	0	0	161	295	135	38
>100	0	0	0	0	0	0	0	0

	Deal Name		Data
Collateral Characteristics	Pool Balance	$	496260844
	# of Loans	#	2893
	Avg Prin Balance	$	171538
	WAC	%	6.741
	WA Net Rate	%	6.476
	WAM	#	346
	Seasoning	#	4
	Second Liens	%	0
	WA CLTV	%	52.55
	WA FICO	#	688
	Prepay Penalties	%	75.5
Arm Characteristics	WAC (Arms only)	%	0
	WAM (Arms only)	#	0
	WA Margin	%	0
	WA Initial Cap	%	0
	WA Periodic Cap	%	0
	WA Cap	%	0
	WA Months to Roll	#	0
Loan Type	Fixed	%	100
	Balloons	%	0
	2/28 Arms	%	0
	3/27 Arms	%	0
	Other Hybrid Arms	%	0
Index	1-Month LIBOR	%	0
	6-Month LIBOR	%	0
	Other Index	%	0
Loan Purpose	Purchase	%	48.73
	Cash-Out Refi	%	42.39
	Rate-Term Refi	%	8.88
	Debt Consolidation	%	0
Occupancy Status	Owner	%	80.4
	Second Home	%	4.7
	Investor	%	14.91
Property Type	Single Family	%	82.85
	2-4 Family	%	9.68
	PUD	%	0.37
	MH	%	0

Please populate column D (&E) with the corresponding pool characteristics in Column B.

- For values in currency format, omit $.
- For values in percentage format, provide data to 3 decimal places and omit %.
- For WAC Net Rate, subtract servicing fee, trustee fee, and initial MI fee.
- For MI Flag, Y or N.

	Condo	%	7.11	
Doc Type	Full Doc	%	0	
	Stated Doc	%	43.01	
	Limited Doc	%	20.06	
	No Doc	%	32	
MI Data	MI Flag	Y/N	Y	
	% of Pool Covered	%	50.15	
	Effective LTV	%	67.45	
FICO Distribution	FICO <460	%	0	
	FICO 460-479	%	0	
	FICO 480-499	%	0	
	FICO 500-519	%	0	
	FICO 520-539	%	0	
	FICO 540-559	%	0	
	FICO 560-579	%	0	
	FICO 580-599	%	0	
	FICO 600-619	%	0	
	FICO 620-639	%	15.44	
	FICO 640-659	%	16.48	
	FICO 660-679	%	19.07	
	FICO 680-699	%	12.12	
	FICO 700-719	%	12.25	
	FICO 720-739	%	8.35	
	FICO 740-759	%	6.99	
	FICO >760	%	9.3	
LTV Distribution	LTV <20	%	0.03	
	LTV 20.01-30	%	0.33	
	LTV 30.01-40	%	0.88	
	LTV 40.01-50	%	2.56	
	LTV 50.01-60	%	4.34	
	LTV 60.01-70	%	12.09	
	LTV 70.01-80	%	29.59	
	LTV 80.01-90	%	29.8	
	LTV 90.01-100	%	20.36	
	LTV >100	%	0	
			Data	**Data**
Loan Balance Distribution	$ 0-25,000	# & %	28	0.12

	$ 25,001-50,000	# & %	234	1.87
	$ 50,001-75,000	# & %	319	4.02
	$ 75,001-100,000	# & %	356	6.27
	$ 100,001-150,000	# & %	673	16.95
	$ 150,001-200,000	# & %	471	16.39
	$ 200,001-250,000	# & %	257	11.58
	$ 250,001-300,000	# & %	172	9.52
	$ 300,001-350,000	# & %	125	8.17
	$ 350,001-400,000	# & %	81	6.11
	$ 400,001-450,000	# & %	43	3.72
	$ 450,001-500,000	# & %	48	4.62
	$ 500,001-550,000	# & %	26	2.78
	$ 550,001-600,000	# & %	29	3.38
	$ 600,001-650,000	# & %	16	2.04
	$ 650,001-700,000	# & %	1	0.14
	$ 700,001-750,000	# & %	4	0.59
	$ 750,001-800,000	# & %	3	0.47
	$ 800,001-850,000	# & %	1	0.16
	$ 850,001-900,000	# & %	4	0.7
	$ 900,001-950,000	# & %	0	0
	$ 950,001-1,000,000	# & %	2	0.39
	> $ 1,000,001	# & %	0	0
Geographic Distribution	AK	%	0.03	
	AL	%	1.17	
	AR	%	0.71	
	AZ	%	3.47	
	CA	%	17.5	
	CO	%	2.64	
	CT	%	0.99	
	DC	%	0.65	
	DE	%	0.49	
	FL	%	13.57	
	GA	%	1.46	
	HI	%	0.44	
	IA	%	0.53	
	ID	%	0.78	
	IL	%	1.32	

IN	%	0.98
KS	%	0.73
KY	%	0.73
LA	%	0.91
MA	%	2.74
MD	%	4.13
ME	%	0.28
MI	%	1.14
MN	%	1.76
MO	%	1.28
MS	%	0.6
MT	%	0.39
NC	%	1.5
ND	%	0.14
NE	%	0.6
NH	%	1.26
NJ	%	3.79
NM	%	0.41
NV	%	2.78
NY	%	5.63
OH	%	2.41
OK	%	0.3
OR	%	1.35
PA	%	4.58
RI	%	0.07
SC	%	0.26
SD	%	0.33
TN	%	1.57
TX	%	3.55
UT	%	0.72
VA	%	3.05
VT	%	0.15
WA	%	2.43
WI	%	0.96
WV	%	0.41
WY	%	0.33

Balance	# of loans	WAC	WA FICO	WA LTV	Owner Occ %	Cashout Refi%	Full Doc%
$600,000-650,000	16	6.451	691	77.12	87.23	31.43	-
$650,001-700,000	1	6.000	710	79.92	100.00	-	-
$700,001-750,000	4	6.436	662	68.86	100.00	50.79	-
$751,001-800,000	3	6.251	700	64.83	66.94	33.29	-
$800,001-850,000	1	6.125	653	65.50	100.00	-	-
$850,001-900,000	4	6.110	672	63.70	100.00	49.91	-
$900,001-950,000	-	-	-	-	-	-	-
$950,001-1,000,000	2	6.370	633	63.64	100.00	49.06	-
>$1,000,000	-	-	-	-	-	-	-

Please populate appropriate loan characteristics for each loan bucket.